tj 2/26/15

15045623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8-52349

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMC Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore **(201)-284-4908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/27/15

OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kim Blackmore
Director, Financial and Operations Principal

Date 2/23/15

Subscribed and sworn before me on this 23 day of February, 2015

Notary Public

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-52349
NFA ID No. 0445704

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodities Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMC Securities Corp.

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules on pages 7-8 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with regulations under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 23, 2015

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 9,054,906
Receivable from affiliates	450,964,707
Fees and commissions receivable (net of allowance for doubtful accounts)	6,823,524
Receivable from clearing organization	678,371
State income tax receivable	330,089
Other	485,664
TOTAL ASSETS	$ 468,337,261
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Payable to affiliates	$ 2,132,542
Deferred revenue	1,974,592
Federal income tax payable	1,523,440
Other	707,082
Total liabilities	6,337,656
STOCKHOLDERS' EQUITY:	
Common stock ($1 par value, 1,000 shares authorized, 930 shares issued and outstanding)	930
Additional paid-in capital	411,124,945
Retained earnings	50,873,730
Total stockholders' equity	461,999,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 468,337,261

See notes to statement of financial condition.

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

1. NATURE OF BUSINESS

MMC Securities Corp. (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing broker with the National Futures Association ("NFA").

The Company provides the following services:

- investment banking and capital markets services including advising clients on capital adequacy, raising equity capital, weather derivatives brokerage and underwriting catastrophe bonds;
- retirement, pension, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- consulting services to corporate clients for financial risk solutions through structured transactions involving risk transfer and project finance.

The Company does not hold customer securities or customer funds and clears transactions through Pershing LLC on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2014 through February 23, 2015 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2014, the allowance for doubtful accounts was $101,503.

Income Taxes - The Company is included in the consolidated Federal income tax return and certain unitary state tax returns filed by MMC. Income taxes relating to such jurisdictions are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for all other state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

The Company applies the accounting guidance issued by the Financial Accounting Standards Board ("FASB") on the accounting for uncertainty in income tax positions. The guidance requires that the Company recognize in its statement of financial condition the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2014, no reserves for uncertain tax positions were required to be recorded by the Company for any of the Company's open tax years from 2011 through 2014.

Fair Value of Financial Instruments - Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company's receivable from affiliates balance of $450,964,707 is mainly comprised of interest bearing accounts. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2014, the Company's payables to affiliates balance of $2,132,542 primarily represent liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

4. CREDIT FACILITIES

On March 27, 2014, MMC and certain of its subsidiaries amended its $1.0 billion facility to a $1.2 billion multi-currency five year unsecured revolving credit facility (the "Facility") to support their liquidity needs. The Company is designated as a permitted borrower under the Facility. Subsidiary borrowings under the Facility are unconditionally guaranteed by MMC. The interest rate on this Facility is based on LIBOR plus a fixed margin which varies with MMC's credit ratings. Citibank, N.A. is Administrative Agent and Bank of America, N.A., Deutsche Bank Securities Inc. JPMorgan Chase Bank, N.A. and HSBC Bank USA, N.A. are Syndication Agents for the Facility. The Facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. MMC was in compliance with these financial

covenants at December 31, 2014. The Facility will expire in March 2019. The Company had no borrowings outstanding under the Facility at December 31, 2014.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Effective July 1, 2014, FINRA approved the Company's election to use the alternate method under Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $3,394,720, which was $3,144,720 in excess of its required net capital of $250,000.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c3-1), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

* * * * * *

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2014

STOCKHOLDERS' EQUITY		$ 461,999,605
NONALLOWABLE ASSETS:		
Receivable from affiliates	$ 450,964,707	
Fees and commissions receivable	6,823,524	
State income tax receivable	330,089	
Other	485,664	
		458,603,984
HAIRCUTS:		
Foreign currency	$ 901	
NET CAPITAL		$ 3,394,720
NET CAPITAL REQUIRED		$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 3,144,720

MMC SECURITIES CORP.
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 23, 2015

MMC Securities Corp.
1166 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2014 (on which we issued our report dated February 23, 2015, and such report expressed an unmodified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry accounts for commodity customers, we did not review the practices and procedures followed in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing broker and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
MMC Securities Corp.
1166 Avenue of the Americas
New York, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MMC Securities Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. MMC Securities Corp.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger to the check issued by the Company's ultimate parent, Marsh & McLennan Companies, Inc., on behalf of the Company, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1536*********************MIXED AADC 220
052349 FINRA DEC
MMC SECURITIES CORP
ATTN: CHRISTINE O'KEFFE
121 RIVER ST 8TH FL
HOBOKEN NJ 07030-5982

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 40,485
   B. Less payment made with SIPC-6 filed (exclude interest) (22,621)
      7/24/14
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 17,864
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 17,864
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 17,864
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMC Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of January, 20 15.

Director Financial + Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,821,325
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,508,531
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	160,442
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	105,000
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar Reimbursement (Deductions in excess of $100,000 require documentation)	1,825,147
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,259	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	28,259
Total deductions	11,627,379
2d. SIPC Net Operating Revenues	$ 16,193,946
2e. General Assessment @ .0025	$ 40,485

(to page 1, line 2.A.)

MMC SECURITIES

MMC Securities Corp.
1166 Avenue of the Americas
New York, NY 10036
(212) 345-5000

Exemption Report

We as members of management of MMC Securities Corp. (the "Company") are responsible for complying with 17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Kim Blackmore 2/23/15
Kim Blackmore — Date
Director, Financial and Operations Principal

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMC Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MMC Securities Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 23, 2015